New Gold Inc. - New Afton Copper-Gold Project
Plan View Showing Surface Traces of Underground Infill Drilling

November 15, 2005



Exploration Decline
Pit Outline
Ref Line
High Water Mark
Section
16E 24 32 40 48 56 64 68 72 84 92E
Cross-Cut
0 100 200 300
metres
40E 48E 56E 64E 68E
Ref Line
UA-38
UA-33
UA-28A
UA-29
UA-31
UA-24
UA-26
UA-25
UA-34
UA-37
UA-35
UA-36
UA-30A
UA-27
0 50 100
metres
Outline of Copper Mineralization (0.5% Cu Cut Off)
Underground Infill Diamond Drilling
Surface Traces of Holes

New Gold Inc. - New Afton Copper-Gold Project
Section 40 East - Viewed From West
Underground Infill Drilling Results Compared to Resource Model

November 15, 2005



AF01-49
AF01-44
AF50
200 m
UA-35
UA-33
AF81
AF77
A
UA-34
400 m
-AF39
B
600 m
UA-36
UA-37
UA-38
200m N
Ref Line
200m S

2004 Resource Block Model

- Outline of Mineralization (limit of Detectable Cu & Au)
- **Cu Eq 1.00 - 1.50 %
- **Cu Eq > 1.50 %

* Using: Cu $0.85/lb; Au $375/oz; Ag $5.25/oz; Pd $200/oz
** Kriged Cu Equivalent *(%)

Diamond Drilling

- UA-35 —— Current Underground Infill Program
- A, B Interval Defined in Table I
- Current Intersections >1.5% Cu Eq.
- Current Intersections 1.0-1.5% Cu Eq.
- AF50 —— Previous Surface Exploration Program
- Underground Exploration Decline/Cross-Cut

New Gold Inc. - New Afton Copper-Gold Project
Section 48 East - Viewed From West
Underground Infill Drilling Results Compared to Resource Model

November 15, 2005



200 m
400 m
600 m
UA-28A
UA-29
UA-30A
UA-31
AF01-43
AF71
A
B
C
200m N
Ref Line
200m S

2004 Resource Block Model

- Outline of Mineralization (limit of Detectable Cu & Au)
- **Cu Eq 1.00 - 1.50 %
- **Cu Eq > 1.50 %

Diamond Drilling

- UA-31 — Current Underground Infill Program
- A, B — Interval Defined in Table 2
- Current Intersections >1.5% Cu Eq.
- Current Intersections 1.0-1.5% Cu Eq.
- AF71 — Previous Surface Exploration Program
- Underground Exploration Decline/Cross-Cut

* Using: Cu $0.85/lb; Au $375/oz; Ag $5.25/oz; Pd $200/oz

** Kriged Cu Equivalent *(%)

New Gold Inc. - New Afton Copper-Gold Project
Section 56 East - Viewed From West
Underground Infill Drilling Results
Compared to Resource Model

November 15, 2005



2K-21
AF80
200 m
UA-24
AF52
2K-14
UA-25
400 m
UA-26
2K-18
2K-16
600 m
UA-27
200m N
Ref Line
200m S

2004 Resource Block Model

- Outline of Mineralization (limit of Detectable Cu & Au)
- **Cu Eq 1.00 - 1.50 %
- **Cu Eq > 1.50 %

* Using: Cu $0.85/lb; Au $375/oz; Ag $5.25/oz; Pd $200/oz
** Kriged Cu Equivalent *(%)

Diamond Drilling

- UA-24 — Current Underground Infill Program
- A, B — Interval Defined in Table 3
- Current Intersections >1.5% Cu Eq.
- Current Intersections 1.0-1.5% Cu Eq.
- AF52 — Previous Surface Exploration Program
- Underground Exploration Decline/Cross-Cut